FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                               Washington DC 20549



                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                           For the month of March 2006


                         Commission File Number: 1-14396

               ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED
               --------------------------------------------------
                 (Translation of registrant's name into English)

         17/F, The Lee Gardens, 33 Hysan Avenue, Causeway Bay, Hong Kong
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                       Form 20-F [X]          Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). __

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes  [_]          No  [X]


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):_________.

Information furnished on this form:

Press Announcement, dated March 16, 2006, by the Registrant disclosing the Company's Final Results for the Year Ended 31 December 2005.



                                     EXHIBIT

EXHIBIT NUMBER                                                            PAGE
--------------                                                            ----

1.1      Press Announcement, dated March 16, 2006, by the Registrant       5
         disclosing the Company's Final Results for the Year Ended
         31 December 2005.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                           ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED
                                             (Registrant)




Date: March 22, 2006                By:  /s/ Peter Jackson
                                         ------------------------------
                                         Peter Jackson
                                         Chief Executive Officer

EXHIBIT 1.1
-----------


                       [GRAPHIC OMITTED][LOGO - AsiaSat]

               ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED
                          [CHINESE CHARACTERS OMITTED]

                (INCORPORATED IN BERMUDA WITH LIMITED LIABILITY)
                               (STOCK CODE: 1135)

                               PRESS ANNOUNCEMENT
                FINAL RESULTS FOR THE YEAR ENDED 31 DECEMBER 2005

The Board of Directors (the "Board") of Asia Satellite Telecommunications Holdings Limited (the "Company") is pleased to announce the results, audited at the date of this release, of the Company and its subsidiaries (the "Group") for the year ended 31 December 2005, together with comparative figures for the corresponding year in 2004 as follows:

CONSOLIDATED INCOME STATEMENT
FOR THE YEAR ENDED 31 DECEMBER 2005

                                                         YEAR ENDED 31 DECEMBER
                                                         ----------------------
                                          NOTE                2005         2004
                                                              ----         ----
                                                           HK$'000      HK$'000

Sales                                       2              879,705    1,004,982
Cost of services                                          (419,029)    (420,490)
                                                         ---------    ---------

GROSS PROFIT                                               460,676      584,492
Other gains - net                                           43,711       21,982
Administrative expenses                                    (83,880)    (102,477)
                                                         ---------    ---------

OPERATING PROFIT                                           420,507      503,997
Finance costs                                                    -           (1)
Share of loss of associates                                 (3,872)     (12,380)
                                                         ---------    ---------

PROFIT BEFORE INCOME TAX                                   416,635      491,616
Income tax expense                          3              (51,270)     (60,536)
                                                         ---------    ---------

PROFIT FOR THE YEAR                                        365,365      431,080
                                                         =========    =========

Attributable to:
Equity holders of the Company                              366,184      431,216
Minority interests                                            (819)        (136)
                                                         ---------    ---------

                                                           365,365      431,080
                                                         =========    =========

EARNINGS PER SHARE FOR PROFIT
  ATTRIBUTABLE TO THE EQUITY HOLDERS OF
  THE COMPANY DURING THE YEAR
  (expressed in HK$ per share)

- basic                                     4                 0.94         1.10
                                                         =========    =========

- diluted                                   4                 0.94         1.10
                                                         =========    =========

DIVIDENDS                                   5              136,593      136,593
                                                         =========    =========

CONSOLIDATED BALANCE SHEET
AT 31 DECEMBER 2005

                                                              AS AT 31 DECEMBER
                                                              -----------------
                                                              2005         2004
                                                              ----         ----
                                                           HK$'000      HK$'000

ASSETS
NON-CURRENT ASSETS
Property, plant and equipment                            2,620,911    2,894,467
Leasehold land and land use rights                          24,199       24,782
Intangible assets                                            1,339            -
Unbilled receivable                                        174,563      175,267
Interests in associates                                     14,294       13,397
Amount paid to tax authority                                93,666       67,023
                                                         ---------    ---------

                                                         2,928,972    3,174,936
                                                         ---------    ---------

CURRENT ASSETS
Inventories                                                    434          416
Trade and other receivables                                118,598      137,478
Other loan receivable                                            -        2,062
Cash and cash equivalents                                1,635,526    1,234,355
                                                         ---------    ---------

                                                         1,754,558    1,374,311
                                                         ---------    ---------

TOTAL ASSETS                                             4,683,530    4,549,247
                                                         ---------    ---------

EQUITY
Capital and reserves attributable to
  the Company's equity holders
Share capital                                               39,027       39,027
Share premium                                                4,614        4,614
Retained earnings
- Proposed final dividend                                  105,372      105,372
- Others                                                 3,955,175    3,725,584
                                                         ---------    ---------

                                                         4,104,188    3,874,597
Minority interests                                           5,537        6,356
                                                         ---------    ---------

TOTAL EQUITY                                             4,109,725    3,880,953
                                                         ---------    ---------

LIABILITIES
NON-CURRENT LIABILITIES
Deferred income tax liabilities                            192,654      205,258
Deferred revenue                                            87,654      111,844
                                                         ---------    ---------

                                                           280,308      317,102
                                                         ---------    ---------

CURRENT LIABILITIES
Construction payables                                        3,096        4,989
Other payables and accrued expenses                         64,118       65,322
Deferred revenue                                           151,982      175,043
Current income tax liabilities                              74,180      105,717
Dividend payable                                               121          121
                                                         ---------    ---------

                                                           293,497      351,192
                                                         ---------    ---------

TOTAL LIABILITIES                                          573,805      668,294
                                                         ---------    ---------

TOTAL EQUITY AND LIABILITIES                             4,683,530    4,549,247
                                                         =========    =========

NET CURRENT ASSETS                                       1,461,061    1,023,119
                                                         =========    =========

TOTAL ASSETS LESS CURRENT LIABILITIES                    4,390,033    4,198,055
                                                         =========    =========

NOTES:

1.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

1.1      BASIS OF PREPARATION

The consolidated financial statements of the Group have been prepared in accordance with Hong Kong Financial Reporting Standards (HKFRSs) and have been prepared under the historical cost convention.

The preparation of financial statements in conformity with HKFRSs requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Group's accounting policies.

THE ADOPTION OF NEW/REVISED HKFRSS

In 2005, the Group adopted the new/revised standards and interpretations of HKFRS below, which are relevant to its operations. The 2004 comparatives have been amended as required, in accordance with the relevant requirements.

HKAS 1      Presentation of Financial Statements
HKAS 2      Inventories
HKAS 7      Cash Flow Statements
HKAS 8      Accounting Policies, Changes in Accounting Estimates and Errors
HKAS 10     Events after the Balance Sheet Date
HKAS 12     Income Taxes
HKAS 14     Segment Reporting
HKAS 16     Property, Plant and Equipment
HKAS 17     Leases
HKAS 18     Revenue
HKAS 19     Employee Benefits
HKAS 21     The Effects of Changes in Foreign Exchange Rates
HKAS 23     Borrowing Costs
HKAS 24     Related Party Disclosures
HKAS 27     Consolidated and Separate Financial Statements
HKAS 28     Investments in Associates
HKAS 31     Investments in Joint Ventures
HKAS 33     Earnings per Share
HKAS 36     Impairment of Assets
HKAS 37     Provisions, Contingent Liabilities and Contingent Assets
HKAS 38     Intangible Assets
HKFRS 2     Share-based Payments
HKFRS 3     Business Combinations

The adoption of new/revised HKASs did not result in substantial changes to the Group's existing accounting policies under HK GAAP. In summary:

- HKAS 1 has affected the presentation of minority interests, share of net after-tax results of associates and other disclosures in the consolidated balance sheet, consolidated income statement and consolidated statement of changes in equity;

- HKASs 2, 8,16, 21, 28, 36 have affected certain disclosures in the financial statements;

-   HKASs 7, 10,  12,  14,  18,  19,  23,  27,  31, 33 and 37 did not have any material impact as the Group's existing accounting policies have already complied with the standards in all material respects; and

- HKAS 24 has affected the identification of related parties and the disclosure of related-party transactions.

The adoption of revised HKAS 17 has resulted in a change in the accounting policy relating to the reclassification of leasehold land and land use rights from property, plant and equipment to operating leases. The up-front prepayments made for the leasehold land and land use rights are expensed in the income statement on a straight-line basis over the period of the lease. In prior years, the leasehold land was accounted for at cost less accumulated depreciation.

The adoption of HKFRS 2 has resulted in a change in the accounting policy for share-based payments. Until 31 December 2004, the provision of share options to employees did not result in an expense in the income statements. Effective on 1 January 2005, the Company expenses the cost of share options in the income statement. As no share option was granted after 7 November 2002, no adjustment was required in the income statement of the respective years (Note 1.15).

The adoption of HKFRS 3, HKASs 36 and 38 results in a change in the accounting policy for goodwill. Until 31 December 2004, goodwill was:

-   Amortised on a straight line basis over a period of 2 years; and

-   Assessed for an indication of impairment at each balance sheet date.

In accordance with the provisions of HKFRS 3 (Note 1.7):

-   The Group ceased amortisation of goodwill from 1 January 2005;

- Accumulated amortisation as at 31 December 2004 has been eliminated with a corresponding decrease in the cost of goodwill;

-   For the year  ended 31  December  2005 and  onwards,  goodwill  is  tested
    annually  for  impairment,   as  well  as  when  there  is  indication  of
    impairment.

The Group has reassessed the useful lives of its intangible assets in accordance with the provisions of HKAS 38. No adjustment resulted from this reassessment.

All changes in the accounting policies have been made in accordance with the transition provisions in the respective standards. All standards adopted by the Group require retrospective application other than:

- HKAS 16 - the initial measurement of an item of property, plant and equipment acquired in an exchange of assets transaction is accounted at fair value prospectively only to future transactions;

- HKFRS 2 - only retrospective application for all equity instruments granted after 7 November 2002 and not vested at 1 January 2005;

-   HKFRS 3 - prospectively after the adoption date.

There was no impact on opening retained earnings at 1 January 2004 from the adoption of HKASs 31 and 38, HKFRSs 2 and 3.

THE ADOPTION OF REVISED HKAS 17

                                                                2005       2004
                                                             HK$'000    HK$'000

DECREASE IN PROPERTY, PLANT AND EQUIPMENT                    (24,199)   (24,782)
INCREASE IN LEASEHOLD LAND AND LAND USE RIGHTS                24,199     24,782

No early adoption of the following new Standards or Interpretations that have been issued but are not yet effective. The adoption of such Standards or Interpretations will not result in substantial changes to the Group's accounting policies.

HKFRS-Int 4            Determining whether an Arrangement contains a Lease
HKFRS 7                Financial Instruments: Disclosures

1.2      CONSOLIDATION

The consolidated financial statements include the financial statements of the Company and all its subsidiaries made up to 31 December.

(a)     SUBSIDIARIES

Subsidiaries are all entities (including special purpose entities) over which the Group has the power to govern the financial and operating policies generally accompanying a shareholding of more than one half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity.

Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are de-consolidated from the date that control ceases.

The purchase method of accounting is used to account for the acquisition of subsidiaries. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the Group's share of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognised directly in the income statement.

Inter-company transactions, balances and unrealised gains on transactions between group companies are eliminated. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

In the Company's balance sheet the investments in subsidiaries are stated at cost less provision for impairment losses. The results of subsidiaries are accounted for by the Company on the basis of dividend received and receivable.

(b)      ASSOCIATES

Associates are all entities over which the Group has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights. Investments in associates are accounted for by the equity method of accounting and are initially recognised at cost. The Group's investment in associates includes goodwill (net of any accumulated impairment loss) identified on acquisition.

The Group's share of its associates' post-acquisition profits or losses is recognised in the income statement, and its share of post-acquisition movements in reserves is recognised in reserves. The cumulative post-acquisition movements are adjusted against the carrying amount of the investment. When the Group's share of losses in an associate equals or exceeds its interest in the associate, including any other unsecured receivables, the Group does not recognise further losses, unless it has incurred obligations or made payments on behalf of the associate.

Unrealised gains on transactions between the Group and its associates are eliminated to the extent of the Group's interest in the associates. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of associates have been changed where necessary to ensure consistency with the policies adopted by the Group.

In the Company's balance sheet the investments in associated companies are stated at cost less provision for impairment losses. The results of associated companies are accounted for by the Company on the basis of dividend received and receivable.

1.3      SEGMENT REPORTING

A business segment is a group of assets and operations engaged in providing products or services that are subject to risks and returns that are different from those of other business segments. A geographical segment is engaged in providing products or services within a particular economic environment that are subject to risks and returns that are different from those of segments operating in other economic environments.

1.4      FOREIGN CURRENCY TRANSLATION

(a)      FUNCTIONAL AND PRESENTATION CURRENCY

Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates ("the functional currency"). The consolidated financial statements are presented in HK dollars, which is the Company's functional and presentation currency.

(b)      TRANSACTIONS AND BALANCES

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement.

Translation differences on non-monetary items, such as equity instruments held at fair value through profit or loss, are reported as part of the fair value gain or loss. Translation difference on non-monetary items, such as equities classified as available-for-sale financial assets, are included in the fair value reserve in equity.

(c)      GROUP COMPANIES

The results and financial position of all the group entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

(i)      assets  and   liabilities   for  each  balance  sheet  presented  are
translated at the closing rate at the date of that balance sheet;

(ii) income and expenses for each income statement are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions); and

(iii) all resulting exchange differences are recognised as a separate component of equity.

1.5      PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are stated at cost less accumulated depreciation and accumulated impairment losses.

Buildings in the course of development for production, rental or administrative purposes or for purposes not yet determined, are carried at cost, less an identified impairment loss. Depreciation of these assets, on the same basis as other property assets, commences when the assets are ready for their intended use. Historical cost includes expenditure that is directly attributable to the acquisition of the items.

Subsequent costs are included in the asset's carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. All other repairs and maintenance are expensed in the income statement during the financial year in which they are incurred.

Depreciation of property, plant and equipment is calculated using the straight-line method to allocate cost or revalued amounts to their residual values over their estimated useful lives, at the following rates per annum:

Satellites:
- AsiaSat 2                        8%
- AsiaSat 3S                       6.25%
- AsiaSat 4                        6.67%
Buildings                          4%
Tracking facilities                10%-20%
Furniture, fixtures and fittings   20%-33%
Other equipment                    25%-33%
Motor vehicles                     25%
Plant and machinery                20%

The assets' residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date.

An asset's  carrying  amount is written down  immediately  to its  recoverable
amount  if  the  asset's   carrying  amount  is  greater  than  its  estimated
recoverable amount.

1.6      INTANGIBLE ASSETS - LICENCE

The licence is shown at historical cost. The licence has a definite useful life and is carried at cost less accumulated amortisation. Amortisation is calculated using the straight-line method to allocate the cost of the licence over its estimated useful life (112 months).

1.7      IMPAIRMENT OF ASSETS

Assets that have an  indefinite  useful life are not subject to  amortisation, which are at least tested annually for impairment and are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Assets that are subject to amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units).

1.8      GOODWILL

Goodwill represents the excess of the cost of an investment over the fair value of the Group's share of the net identifiable assets of the acquired associates at the date of investment. Goodwill on investment of associates is included in interests in associates. Goodwill is tested annually for impairment and carried at cost less accumulated impairment losses. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

Goodwill is allocated to cash-generating units for the purpose of impairment testing.

1.9      INVENTORIES

Inventories are stated at the lower of cost and net realisable value. Cost is determined using the first-in, first-out (FIFO) method, comprises all costs of purchase and other costs incurred in bringing the inventories to their present locations and conditions. Net realisable value is the estimated selling price in the ordinary course of business, less applicable variable selling expenses.

1.10     TRADE AND OTHER RECEIVABLES

Trade and other receivables are recognised initially at fair value less provision for impairment. A provision for impairment of trade and other receivables is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of receivables. The amount of the provision is recognised in the income statement.

1.11     CASH AND CASH EQUIVALENTS

Cash and cash equivalents include cash in hand, deposits held at call with banks, other short-term highly liquid investments with original maturities of three months or less, and bank overdrafts. Bank overdrafts are shown within borrowings in current liabilities on the balance sheet.

1.12     SHARE CAPITAL

Ordinary shares are classified as equity.

Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

1.13     BORROWINGS

Borrowings are recognised initially at fair value, net of transaction costs incurred. Transaction costs are incremental costs that are directly attributable to the acquisition, issue or disposal of a financial asset or financial liability, including fees and commissions paid to agents, advisers, brokers and dealers, levies by regulatory agencies and securities exchanges, and transfer taxes and duties. Borrowings are subsequently stated at amortised cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognised in the income statement over the period of the borrowings using the effective interest method.

1.14     DEFERRED INCOME TAX

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, if the deferred income tax arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss, it is not accounted for. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realised or the deferred income tax liability is settled.

Deferred income tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries, associates and jointly controlled entities, except where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future.

1.15     EMPLOYEE BENEFITS

(a)      PENSION OBLIGATIONS

The Group participates in defined contribution plans, the Group pays contributions to publicly or privately administered pension insurance plans on a mandatory, contractual or voluntary basis. The pension plans are generally funded by payments from employees and by the relevant Group companies. The Group has no further payment obligations once the contributions have been paid. The contributions are recognised as employee benefit expense when they are due and are reduced by contributions forfeited by those employees who leave the scheme prior to vesting fully in the contributions. Prepaid contributions are recognised as an asset to the extent that a cash refund or a reduction in the future payments is available.

(b)      SHARE-BASED COMPENSATION

The Group operates an equity-settled, share-based compensation plan. The fair value of the employee services received in exchange for the grant of the options is recognised as an expense. The total amount to be expensed over the vesting period is determined by reference to the fair value of the options granted, excluding the impact of any non-market vesting conditions (for example, profitability and sales growth targets). Non-market vesting conditions are included in assumptions about the number of options that are expected to become exercisable. At each balance sheet date, the entity revises its estimates of the number of options that are expected to become exercisable. It recognises the impact of the revision of original estimates, if any, in the income statement, and a corresponding adjustment to equity over the remaining vesting period.

(c)      PROFIT-SHARING AND BONUS PLANS

The expected cost of profit sharing and bonus payments are recognised as a liability when the Group has a present legal or constructive obligation as a result of services rendered by employees and a reliable estimate of the obligation can be made.

Liabilities for profit sharing and bonus plans are expected to be settled within 12 months and are measured at the amounts expected to be paid when they are settled.

1.16     PROVISIONS

Provisions for environmental restoration, restructuring costs and legal claims are recognised when: the Group has a present legal or constructive obligation as a result of past events; it is more likely than not that an outflow of resources will be required to settle the obligation; and the amount has been reliably estimated. Restructuring provisions comprise lease termination penalties and employee termination payments. Provisions are not recognised for future operating losses.

Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognised even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small.

1.17     REVENUE RECOGNITION

Revenue from transponder utilisation is recognised on a straight-line basis over the period of the agreements. The excess of revenue recognised on a straight-line basis over the amount received and receivable from customers in accordance with the contract terms is shown as unbilled receivable.

Revenue from the sale of transponder capacity under transponder purchase agreements is recognised on a straight-line basis from the date of delivery of the transponder capacity until the end of the estimated useful life of the satellite.

Deposits received in advance in connection with the provision of transponder capacity are deferred and included in other payables.

Services under transponder utilisation agreements are generally billed quarterly in advance. Such amounts received in advance and amounts received from the sale of transponder capacity under transponder purchase agreements in excess of amounts recognised as revenue are recorded as deferred revenue. Deferred revenue which will be recognised in the following year is classified under current liabilities and amounts which will be recognised after one year are classified as non-current.

Interest income is accrued on a time basis, by reference to the principal amounts outstanding and at the interest rate applicable.

1.18     OPERATING LEASES (AS THE LESSEE)

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are expensed in the income statement on a straight-line basis over the period of the lease.

1.19     DIVIDEND DISTRIBUTION

Dividend distribution to the Company's shareholders is recognised as a liability in the Group's financial statements in the period in which the dividends are approved by the Company's shareholders.

2.       SALES AND SEGMENT INFORMATION

The Group's sales is analysed as follows:

                                                              2005         2004
                                                              ----         ----
                                                           HK$'000      HK$'000

Income from provision of satellite transponder capacity    850,436      982,464
Sales of satellite transponder capacity                     24,491       20,518
Other revenue                                                4,778        2,000
                                                           -------      -------
                                                           879,705    1,004,982
                                                           =======    =========

The Group has only one business segment, namely the operation, maintenance and provision of satellite telecommunication systems for broadcasting and telecommunications. The Group's primary reporting format for segment reporting purposes under HKAS 14 "Segment Reporting" is the geographical basis. For the purpose of classification, the country where the customer is incorporated is deemed to be the source of sales. However, the Group's operating assets consist primarily of its satellites which are used, or are intended for use, for transmission to multiple geographical areas and therefore cannot be allocated between geographical segments. Accordingly, no geographical analysis of expenses, assets and liabilities has been presented. The following table provides an analysis of the Group's sales by geographical markets:

                                                              2005         2004
                                                              ----         ----
                                                           HK$'000      HK$'000

Hong Kong                                                  341,698      323,133
Greater China, including Taiwan                            202,730      197,936
United States of America                                    78,205      183,750
United Kingdom                                              49,401       46,073
British Virgin Islands                                       9,706       40,897
Others                                                     197,965      213,193
                                                           -------    ---------
                                                           879,705    1,004,982
                                                           =======    =========

3.    INCOME TAX EXPENSE

A significant portion of the Group's profit is treated as earned outside Hong Kong and is not subject to Hong Kong profits tax. Hong Kong profits tax has been provided at the rate of 17.5% (2004: 17.5%) on the estimated assessable profit for the year.

Overseas tax, including the Foreign Enterprises Income Tax in the People's Republic of China, is calculated at 5% to 20% of the gross revenue earned in certain of the overseas jurisdictions.

The Group currently has a tax case in dispute with the Indian tax authorities, the nature of which was fully described in the prior year annual report.

                                                           2005         2004
                                                           ----         ----
                                                        HK$'000      HK$'000

Current income tax
- Hong Kong profits tax                                  45,056       49,574
- Overseas taxation                                      18,818       19,226
Deferred income tax                                     (12,604)      (8,264)
                                                         ------       ------
                                                         51,270       60,536
                                                         ======       ======

The tax on the Group's profit before tax differs from the theoretical amount that would arise using the weighted average tax rate applicable to profits of the consolidated companies as follows:

                                                               2005       2004
                                                               ----       ----
                                                            HK$'000    HK$'000

Profit before tax                                           416,635    491,616
                                                            =======    =======

Tax calculated at tax rate of 17.5% (2004: 17.5%)            72,911     86,033
Tax effect of income not subject to tax                     (84,164)   (91,475)
Tax effect of expenses not deductible for tax purposes       43,027     44,585
Tax effect of tax losses of associates not recognised           678      2,167
Effect of income tax rate differential between Hong Kong
  and overseas locations                                     18,818     19,226
                                                            -------    -------

Tax expense                                                  51,270     60,536
                                                            =======    =======

4.       EARNINGS PER SHARE

BASIC

Basic earnings per share is calculated by dividing the profit attributable to equity holders of the Company by the weighted average number of ordinary shares in issue during the year.

                                                                2005       2004
                                                                ----       ----
                                                             HK$'000    HK$'000

Profit attributable to equity holders of the Company         366,184    431,216
                                                             =======    =======
Weighted average number of ordinary shares
  in issue (thousands)                                       390,266    390,266
                                                             =======    =======

Basic earnings per share (HK$ per share)                        0.94       1.10
                                                             =======    =======

DILUTED

Diluted earnings per share is calculated adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares. The Company has share options of dilutive potential ordinary shares. The calculation is done to determine the number of shares that could have been acquired at fair value (determined as the average annual market share price of the Company's shares) based on the monetary value of the subscription rights attached to outstanding share options. The number of shares calculated as above is compared with the number of shares that would have been issued assuming the exercise of the share options.

                                                                2005       2004
                                                                ----       ----
                                                             HK$'000    HK$'000

Profit used to determine diluted earnings per share          366,184    431,216
                                                             =======    =======
Weighted average number of ordinary shares
  in issue (thousands)                                       390,266    390,266
Adjustments for - share options (thousands)                       26          -
                                                             -------    -------

Weighted average number of ordinary shares
  for diluted earnings per share (thousands)                 390,292    390,266
                                                             =======    =======

Diluted earnings per share (HK$ per share)                      0.94       1.10
                                                             =======    =======

5.     DIVIDENDS

The dividends paid during the years ended 2005 and 2004 were HK$136,593,000 (HK$0.35 per share) and HK$124,885,000 (HK$0.32 per share) respectively. A dividend in respect of 2005 of HK$0.27 per share, amounting to a total dividend of HK$105,372,000 is to be proposed at the Annual General Meeting on 19 May 2006. These financial statements do not reflect this dividend payable.

                                                                2005      2004
                                                                ----      ----
                                                             HK$'000   HK$'000

Interim dividend paid of HK$0.08 (2004: HK$0.08)
  per ordinary share                                          31,221    31,221
Proposed final dividend of HK$0.27 (2004: HK$0.27)
  per ordinary share                                         105,372   105,372
                                                             -------   -------
                                                             136,593   136,593
                                                             =======   =======

6.      PURCHASE, SALE OR REDEMPTION OF OWN SECURITIES

During the year, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's listed securities.


7.      CORPORATE GOVERNANCE

Throughout the year of 2005, the Group has applied the principles and has complied with the Code on Corporate Governance Practices ("Model Code") as set out in Appendix 14 to the Rules Governing the Listing of Securities ("Listing Rules") on The Stock Exchange of Hong Kong Limited (the "Exchange") with certain deviations as outlined below.

The Remuneration Committee is composed of three members, of whom one is Independent Non-executive Director ("INED(s)") and the other two are Non-executive Directors ("NED(s)"). The Committee is chaired by the INED. Having committee members representing the majority shareholders adds value as the representative of CITIC Group ("CITIC") brings in the knowledge of local market pay practices (China in general and Hong Kong more specifically), whereas the SES GLOBAL S.A. ("SES GLOBAL") representative adds the satellite industry specific dimension. It is logical to have a small Remuneration Committee as it allows open, frank and very focused discussions. In order not to lose the input from the main shareholder representatives, compliance would require the Committee size of at least 5 members which would mean participation of all the independent Board members and involve close to half of all the NEDs.

The Group has adopted procedures governing directors' securities transactions in compliance with the Model Code as set out in Appendix 10 of the Listing Rules.


8.      AUDIT COMMITTEE

The Audit Committee consists of five members, three of whom are Independent Non-executive Directors who satisfy independent, financial literacy and experience requirements, whilst the other two members are Non-executive Directors and have only observer status with no voting rights. The Committee is chaired by an Independent Non-executive Director, who possesses appropriate professional qualifications and experience in financial matters.

The Committee has reviewed the accounting principles and practices adopted by the Group and the consolidated financial statements for the year ended 31 December 2005 in conjunction with the Company's external auditors.


9.      CHARGES ON ASSETS

The Group did not have any charges on assets as at 31 December 2005 and 31 December 2004.


10.     PUBLICATION OF DETAILED RESULTS, ANNOUNCEMENT ON THE EXCHANGE'S WEBSITE

A detailed results announcement containing all the information required by paragraphs 45 of Appendix 16 of the Exchange Listing Rules will be published on the Exchange's website in due course.

11.     MISCELLANEOUS

The Directors are not aware of any material changes from the information published in the annual report for the year ended 31 December 2005, other than disclosed in this announcement.


12.     CLOSURE OF REGISTER OF MEMBERS

The Register of equity holders of the Company will be closed from 12 to 19 May 2006 (both days inclusive). In order to qualify for the final dividend, all transfers, accompanied by the relevant share certificates, must be lodged with the Company's Hong Kong Branch Share Registrars, Computershare Hong Kong Investor Services Limited at 46th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong for registration not later than 4:00 p.m. on 11 May 2006. The final dividend will be paid on or about 23 May 2006.


CHAIRMAN'S STATEMENT

A SOLID PERFORMANCE IN TOUGH CONDITIONS

In line with our guidance, given at the time of interim results, 2005 proved to be a difficult year.

In what generally has been a period of economic strengthening in Asian markets, it is disappointing that the satellite sector remains static. This is because the satellite industry typically lags other sectors in responding to fluctuations in the economy. Additionally, in Asia, the industry is hindered by the fact that there is still significant over capacity and pricing pressure in the market.

Despite these conditions, we have reported a creditable result for the year under review and an increase of 18% in overall utilisation.

Looking ahead, we take comfort from the fact that demand continues to improve in many key markets, and much of the capacity scheduled for launch in the near future is either replacing existing satellites or dedicated to specific government supported domestic initiatives. Furthermore, while we are seeing the introduction of new applications that will enhance the use of satellite capacity, we are not seeing new challenges by another medium or new technology in the satellite application areas that we serve. On the contrary, our customers remain loyal to satellite communications and indicate a continuing demand to meet their future growth.

As we move forward, we believe that satellites will continue to provide a unique communication platform that is particularly valuable in the rapidly growing and fragmented Asian region. Despite the downturn over the past few years, we firmly believe that there is a long and bright future for our industry and, in anticipation of this growing future demand, I am pleased to report that we have initiated the process of ordering a replacement satellite for AsiaSat 2.

As a market leader in Asia, we remain totally committed to providing the best satellite services to our customers and continue to seek complementary growth opportunities. It is of note that the Company remains debt free and has sufficient capital to fund the new satellite without the need to borrow. I was also delighted to report at the time of the Interim Results that AsiaSat had been selected "Best Asian Satellite Carrier" in the 2005 Telecom Asia Awards by a panel of experts backed by financial analysis from the Yankee Group. I congratulate management and staff on this achievement.

FINANCIAL RESULTS

The presentation of the financial results, specifically the comparison between the 2004 and 2005 figures, continues to be distorted by the inclusion of a one-time receipt in 2004 for early termination of a transponder utilisation agreement. This is the last report in which the comparative figures will be distorted by this one-time lump sum receipt.

TURNOVER

Turnover for the year ended 31 December 2005 amounted to HK$880 million (2004:
HK$1,005 million), some HK$125 million below that of the prior year. Excluding the one-time contribution of HK$107 million on the contract termination, turnover was down by HK$18 million from the previous year.

PROFIT

The profit  attributable  to  shareholders  for 2005 was HK$366 million (2004:
HK$431 million), a decrease of 15%. The decrease was again distorted by the one-time receipt as reported above.

CASH FLOW

In 2005, the Group generated a net cash inflow of HK$401 million (2004: HK$575 million) after paying capital expenditure of HK$24 million (2004: HK$48 million) and dividends of HK$137 million (2004: HK$125 million). At the end of 2005, the Group's cash balance increased to HK$1,636 million (2004: HK$1,234 million).

OPERATING EXPENSES

Operating expenses were reduced to HK$208 million (2004: HK$235 million). The decrease was mainly attributable to a decrease in performance bonus, satellite insurance and provision for impairment of receivables.

DEPRECIATION

Depreciation expense increased to HK$295 million (2004: HK$287 million), 2.8% above the prior year. This was mainly attributable to the increase in depreciation of the additional satellite tracking facilities and the Skywave TV Direct-to-Home (DTH) platform.

DIVIDEND

At the forthcoming Annual General Meeting, to be held on 19 May 2006, your Directors will recommend a final dividend of HK$0.27 per share (2004: HK$0.27 per share). This, together with the interim dividend of HK$0.08 per share (2004: HK$0.08 per share), gives a total of HK$0.35 per share (2004: HK$0.35 per share), the same as in the prior year.

BUSINESS REVIEW

NEW SATELLITE

To ensure that we are well placed to continue to provide the very best in satellite services to our customers in the years ahead, we need to plan well into the future despite the current market conditions.

We have, therefore, initiated the process of procuring AsiaSat 5, a new satellite that will replace AsiaSat 2 at the orbital location of 100.5 degrees East. The launch is scheduled for 2008, and more details are covered in the Operations Review.

IN-ORBIT SATELLITES

Throughout 2005, the Group's three in-orbit satellites, AsiaSat 2, AsiaSat 3S and AsiaSat 4, continued to deliver excellent service to our customers. As reported above, at year end, we had increased the number of transponders leased and sold, including the 4 BSS transponders leased to Skywave TV for its DTH services, by more than 18%. Our new earth station in Tai Po, Hong Kong, combined with back up from our Stanley station, continued to provide the highest level of service for our customers.

SPEEDCAST

SpeedCast Holdings Limited ("SpeedCast"), an associate in which the Company holds 47%, again improved its performance and moved into profit for the first time since its formation in 1999. I am delighted to report that during the year the company achieved a 66% increase in turnover to HK$83 million (2004:
HK$50 million) and moved from its HK$11 million loss in 2004 to a small profit in 2005. The company's core business is the provision of two-way and backbone broadband access. At 31 December 2005, SpeedCast had cash on hand of HK$5 million after repaying the balance of the loan of HK$5 million to AsiaSat and the Group's carrying investment in the company, including goodwill, was approximately HK$0.4 million.

During the year, AsiaSat generated HK$32 million (2004: HK$19 million) by leasing transponder capacity to SpeedCast.

SKYWAVE

Skywave TV Limited ("Skywave"), an 80%-owned subsidiary of AsiaSat, made good progress with the setting up of a low cost regional DTH service for Hong Kong, Macau, Taiwan and Southern China.

Having launched its operations at the beginning of 2005, by year end the company was offering 36 programmes branded under Family Favourites, Premium Movies and Premium Sports.

For the year 2005, Skywave incurred a loss of approximately HK$4 million, of which the Group's share was about HK$3 million.

BEIJING ASIA

Our joint  venture in  Mainland  China,  Beijing  Asia Sky  Telecommunications
Technology Company Limited ("Beijing Asia"), in which AsiaSat holds a 49% interest, provides VSAT (very small aperture terminal) services in China. The company commenced business in October 2004 and in the year under review incurred a loss of approximately HK$8 million, of which the Group's share was HK$4 million. At the end of the year, AsiaSat's investment in Beijing Asia amounted to HK$14 million.

The Group has a commitment to continue providing transponder capacity to Beijing Asia in the form of a loan of up to HK$12 million over the next few years, of which half has been utilised. The Group's maximum exposure to Beijing Asia will be approximately HK$25 million of which HK$13 million is in the form of a cash contribution.

OUTLOOK

Signs of economic improvement in Asia continue, but there is an oversupply of transponder capacity in certain markets in the region and this is restricting significant positive growth for our industry. Without immediate changes in some countries' regulatory environments or the rapid introduction of some of the pending new applications in Asia, we believe that the situation is unlikely to change significantly in the short term.

Certain lease rates are beginning to firm up, however, and there are some promising developments in the areas of High Definition Television (HDTV), Video to Mobile, and DTH services that are, to some degree, being stimulated by the opportunities surrounding the 2008 Beijing Olympics. We are also seeing the gradual liberalisation of the regulatory environment in some markets and the expansion of communications in others, including India and Pakistan. These early indicators are encouraging and bode well for the future.

Looking ahead, we continue to believe that AsiaSat's future will be built on the unique advantages that satellites offer over terrestrial services especially to television distribution services and private telecommunications networks. This is particularly relevant in the widely fragmented and developing regions of Asia. We also have a strong, high calibre client base, world-class facilities, including an operational back-up facility and quality customer services. The Company is financially stable and well positioned for the future.

DIRECTORS AND STAFF

As announced in November 2005, Ms. Cynthia DICKINS was appointed as a Non-executive Director of the Company. I wish to welcome her to the Board.

Finally, I want to convey my thanks to Management and Staff for their dedication and loyalty, and for upholding AsiaSat's world-class operating standards and reputation during these less than optimal times. It is for this professionalism that our Company is respected the world over and why, when the market does turn positive, we shall benefit from our position as a market leader in the Asia-Pacific region.

ROMAIN BAUSCH
CHAIRMAN

Hong Kong, 16 March 2006

AS AT THE DATE OF THIS ANNOUNCEMENT, THE BOARD COMPRISES 13 DIRECTORS. THE EXECUTIVE DIRECTORS ARE MR. PETER JACKSON AND MR. WILLIAM WADE. THE NON-EXECUTIVE DIRECTORS ARE MR. ROMAIN BAUSCH (CHAIRMAN), MR. MI ZENG XIN (DEPUTY CHAIRMAN), MR. ROBERT BEDNAREK, MS. CYNTHIA DICKINS, MR. DING YU CHENG, MR. KO FAI WONG, MR. JU WEI MIN AND MR. MARK RIGOLLE. THE INDEPENDENT NON-EXECUTIVE DIRECTORS ARE PROFESSOR EDWARD CHEN, MR. R. DONALD FULLERTON AND MR. ROBERT SZE.

DISCLAIMER

STATEMENTS IN THIS ANNOUNCEMENT RELATING TO MATTERS THAT ARE NOT HISTORICAL FACTS ARE FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF THE U.S. PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. THESE FORWARD-LOOKING STATEMENTS INVOLVE RISKS, UNCERTAINTIES AND OTHER FACTORS, WHICH MAY CAUSE THE ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS OF THE COMPANY TO BE MATERIALLY DIFFERENT FROM THOSE EXPRESSED OR IMPLIED BY THE FORWARD-LOOKING STATEMENTS. THESE FACTORS INCLUDE (1) RISKS ASSOCIATED WITH TECHNOLOGY INCLUDING DELAYED LAUNCHES, LAUNCH FAILURES AND IN-ORBIT FAILURES, (2) REGULATORY RISKS, (3) LITIGATION AND MARKET RISKS AND OTHER FACTORS, WHICH ARE DESCRIBED IN FURTHER DETAIL IN THE COMPANY'S 2004 ANNUAL REPORT ON FORM 20-F ON FILE WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION.